

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2022

Dave Wentz
Chief Executive Officer
Direct Selling Acquisition Corp.
5800 Democracy Drive
Plano, Texas 75024

> **Re: Direct Selling Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed on March 28, 2022**
> **File No. 001-40831**

Dear Mr. Wentz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction